UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atacama Resources International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04651H 106

(CUSIP Number)

J.M. Walker & Associates

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04651H 106

   1.  Names of Reporting Persons.

       Glenn Grant

----------------------------------------------------------------------

   2.  Check the Appropriate Box if a member of a Group

          (a)

          (b)X

----------------------------------------------------------------------

   3.   SEC USE ONLY

----------------------------------------------------------------------

   4.   Source of Funds

        PF

----------------------------------------------------------------------

   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

----------------------------------------------------------------------

   6.   Citizenship or Place of Organization

        United States

----------------------------------------------------------------------

Number of     |  7.  Sole Voting Power  8,571,464

Shares        |  8.  Shared Voting Power  33,317,877

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

-----------------------------------------------------------------------

  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       41,889,341

-----------------------------------------------------------------------

  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-----------------------------------------------------------------------

  13.  Percent of Class Represented by Amount in Row (11)

       19.57%

-----------------------------------------------------------------------

  14.  Type of Reporting Person

       IN

-----------------------------------------------------------------------

CUSIP No. 04651H 106

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the common stock, par value $0.0001 of Atacama Resources International, Inc., a Nevada corporation.  The principal office of the Issuer is located at 10820 68th Place, Kenosha, WI 53142.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Glenn Grant.  Mr. Grant is a natural person, and his principal occupation is oilfield consulting.  He has a business address of Box 217, Killam, Alberta, Canada T0B 2L0.

  Mr. Grant has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Grant is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On December 22, 2014, Mr. Grant received 6,000,000 common shares of the company as founding shares.

On August 7, 2015, 12,000,000 common shares of the company were issued to each of 1172321 Alberta Ltd. (controlled by Mr. Grant), 1778928 Alberta Ltd. (controlled by Sandra Grant, spouse of Glenn Grant), and Bower Solutions Ltd. (controlled by Mr. Grant).  These shares were issued in lieu of monetary compensation of $3,600.

On April 15, 2016, 924,000 common shares of the company were issued to 1172321 Alberta Ltd., 472,864 common shares of the company were issued to Mr. Grant, and 3,096,583 common shares of the company were issued to Bower Solutions Ltd for a total debt reduction on personal money invested of $157,270.65

On June 6, 2016, 1172321 Alberta Ltd. gifted 1,623,500 common shares of the company.

On July 29, 2016, Bower Solutions Ltd gifted 6,000,000 common shares of the company.

On August 1, 2016, 1172321 Alberta Ltd. gifted 6,000,000 common shares of the company.

On August 22, 2016, 1172321 Alberta Ltd. gifted 5,000 common shares of the company.

On November 1, 2016, 1172321 Alberta Ltd gifted 15,000 common shares of the company.

On March 1, 2017, 1172321 Alberta Ltd sold 1,866,440 common shares for $0.045 per share.

On March 1, 2017, 1172321 Alberta Ltd. gifted 400,000 common shares of the company.

On March 8, 2017, 1172321 Alberta Ltd. sold 226,100 common shares of the company at $0.045 per share.

On August 14, 2017, Bower Solutions Ltd. was issued 10,000,000 common shares of the company at $0.02 per share in lieu of payment of outstanding accounts payable of $200,000.

On August 29, 2017, Bower Solutions Ltd. gifted 500,000 common shares of the company.

On August 29, 2017, Bower Solutions Ltd. sold 66,666 common shares of the company for $0.045 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

  (a)  Mr. Grant is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. Grant has no other present intent to take any action that would result in:

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the Issuer’s business or corporate structure;

  (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Mr. Grant will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)  Mr. Grant beneficially owns 41,889,341 shares of the Issuer’s common stock, representing 19.57% of the class.

  (b) Mr. Grant has the sole power to vote and dispose of 8,571,464 shares of the Issuer’s common stock held by him, and the shared power to vote and dispose of 33,317,877 shares of the Issuer’s common stock held by 1172321 Alberta Ltd, Bower Solutions

  (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Grant.

  (e) Mr. Grant is now the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 2017

/s/Glenn Grant

Glenn Grant